Exhibit 99.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of B2Gold Corp. (the “Company”) held on June 12, 2015 (total shares represented in person or by proxy = 722,398,219 of the 925,076,561 issued and outstanding shares – 78.09%.).

Item 1:	Number of Directors

By a vote by way of show of hands, the number of Directors of the Company was set at nine (8).

Item 2:	Election of Directors and Approvals of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

Name	Total Votes in Favour (%)		Total Votes Withheld / Abstained (%)		Outcome of Vote

Clive Johnson	664,483,721	(96.86%)	21,563,332	(3.14%)	Approved

Robert Cross	646,980,079	(94.31%)	39,066,974	(5.69%)	Approved

Robert Gayton	569,590,100	(83.02%)	116,456,953	(16.98%)	Approved

Barry Rayment	666,474,782	(97.15%)	19,572,271	(2.85%)	Approved

Jerry Korpan	685,141,155	(99.87%)	905,898	(0.13%)	Approved

Bongani Mtshisi	684,981,151	(99.84%)	1,065,902	(0.16%)	Approved

Kevin Bullock	652,262,187	(95.08%)	33,784,866	(4.92%)	Approved

Mark Connelly	645,823,310	(94.14%)	40,223,743	(5.86%)	Approved

Item 2:	Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 3:	Approval of the Amended and Restated Stock Option Plan

By way of ballot, the Amended and Restated Stock Option Plan of B2Gold Corp. as described in the Management Information Circular dated May 8, 2015, was approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	601,376,130	87.66%
Votes Against	84,670,924	12.34%

Total Votes Cast	686,047,054	100.00%

Item 4:	Approval of the Restricted Share Unit Plan

By way of ballot, the Restricted Share Unit Plan of B2Gold as described in the Management Information Circular dated May 8, 2015, was approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	606,748,600	88.44%
Votes Against	79,298,454	11.56%

Total Votes Cast	686,047,054	100.00%

DATED at Vancouver, British Columbia this 15th day of June, 2015.

B2GOLD CORP.

“Clive Johnson”

Clive Johnson

President & Chief Executive Officer